                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-50559

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 28, 1998)

                                6,000,000 Shares

                           Lamar Advertising Company
                              CLASS A COMMON STOCK
                             ---------------------

  LAMAR ADVERTISING COMPANY IS OFFERING 6,000,000 SHARES OF ITS CLASS A COMMON
                                     STOCK.
                             ---------------------
    LAMAR ADVERTISING COMPANY'S CLASS A COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "LAMR". ON DECEMBER 17, 1998, THE REPORTED LAST SALE PRICE OF THE CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $35 PER
                                     SHARE.
                             ---------------------
LAMAR ADVERTISING COMPANY HAS TWO CLASSES OF COMMON STOCK: CLASS A COMMON STOCK AND CLASS B COMMON STOCK. THE CLASS A COMMON STOCK AND THE CLASS B COMMON STOCK
  HAVE THE SAME RIGHTS AND POWERS, EXCEPT THAT A SHARE OF CLASS A COMMON STOCK ENTITLES THE HOLDER TO ONE VOTE AND A SHARE OF CLASS B COMMON STOCK ENTITLES THE
 HOLDER TO TEN VOTES. A PARTNERSHIP CONTROLLED BY AN EXECUTIVE OFFICER OF LAMAR
  ADVERTISING COMPANY IS THE BENEFICIAL OWNER OF ALL THE OUTSTANDING SHARES OF CLASS B COMMON STOCK, REPRESENTING APPROXIMATELY 83.3% OF THE TOTAL VOTING POWER
                              OF THE COMMON STOCK.
                             ---------------------
             INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS.
                   SEE "RISK FACTORS" BEGINNING ON PAGE S-8.
                             ---------------------

                             PRICE $32 1/2 A SHARE
                             ---------------------

                                                                   UNDERWRITING
                                               PRICE TO            DISCOUNTS AND          PROCEEDS TO
                                                PUBLIC              COMMISSIONS             COMPANY
                                          -------------------   -------------------   -------------------
Per Share...............................        $32.50                 $.65                 $31.85
Total...................................     $195,000,000           $3,900,000           $191,100,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lamar Advertising Company has granted the underwriter the right to purchase up to an additional 900,000 shares of Class A common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares of Class A common stock to purchasers on December 23, 1998.
                             ---------------------

                           MORGAN STANLEY DEAN WITTER
December 18, 1998

     You may rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of Class A common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares of Class A common stock in any circumstance under which the offer or solicitation is unlawful.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT
Lamar Advertising Company...................................   S-3
Recent Developments.........................................   S-4
The Offering................................................   S-6
Selected Consolidated Historical Financial and Operating
  Data......................................................   S-7
Risk Factors................................................   S-8
Use of Proceeds.............................................  S-13
Capitalization..............................................  S-14
Business....................................................  S-15
Management..................................................  S-20
Underwriting................................................  S-21
Legal Matters...............................................  S-22

BASE PROSPECTUS
Available Information.......................................     3
Incorporation of Certain Documents by Reference.............     3
Note Regarding Forward-Looking Statements...................     4
Risk Factors................................................     5
The Company.................................................     9
Use of Proceeds.............................................    10
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................    10
General Description of Offered Securities...................    10
Description of Debt Securities..............................    10
Description of Preferred Stock..............................    18
Description of Class A Stock................................    19
Description of Warrants.....................................    20
Plan of Distribution........................................    22
Legal Matters...............................................    23
Experts.....................................................    23

                           LAMAR ADVERTISING COMPANY

     Lamar Advertising Company is one of the largest and most experienced owners and operators of outdoor advertising structures in the United States. We conduct a business that has operated under the Lamar name since 1902. As of November 1, 1998, we operated approximately 70,400 displays in 36 states. We also operate the largest logo sign business in the United States. Logo signs are signs located near highway exits which deliver brand name information on gas, food, lodging and camping services. As of November 1, 1998, we maintained over 73,500 logo sign displays in 18 states. We also operate transit advertising displays on bus shelters, bus benches and buses in several markets.

     Lamar's principal executive office is located at 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808 and our telephone number at that location is (225) 926-1000.

     Our strategy is to be the leading provider of outdoor advertising in the markets we serve. We have focused historically on providing a full range of outdoor advertising services in middle markets. Important elements of our strategy are our decentralized management structure and our focus on providing high quality local sales and service. In order to be more responsive to local market demands, we offer a full complement of outdoor advertising services coupled with local production facilities, management and account executives through our local offices. Local advertising constituted approximately 80% of our outdoor advertising net revenues in calendar 1997, which our management believes is higher than the industry average. While maintaining our local focus, we seek to expand our operations within existing and contiguous markets. We also pursue expansion opportunities, including acquisitions, in additional markets. In the logo sign business, our strategy is to maintain our position as the largest operator of logo signs in the United States by pursuing new service contracts for logo signs and, potentially, through acquisitions. We may also pursue expansion opportunities in transit and other out-of-home media if we believe we can leverage our management skills and market position.

     We believe that the experience of our senior and local managers has contributed greatly to our success. Our regional managers have been with us, on average, for 24 years. We emphasize decentralized local management of operations with centralized support and financial and accounting controls. As a result of this local operating focus, we maintain an extensive local presence within our markets and, as of November 1, 1998, employed a total of 362 local account executives. Local account executives are typically supported by additional local staff and have the ability to draw upon the resources of the central office and offices in other markets in the event that business opportunities or customers' needs support such allocation of resources.

                              RECENT DEVELOPMENTS

COMPLETED ACQUISITIONS

     Since January 1, 1998, we have completed numerous purchases of complementary outdoor advertising assets and businesses. We believe that these acquisitions allow us to capitalize on operating efficiencies and cross-market sales opportunities.

  The OCI Acquisition

     On October 1, 1998, we purchased all of the outstanding stock of Outdoor Communications, Inc. for $385.0 million. The purchase price included approximately $235.0 million in cash, the assumption of approximately $105.0 million of debt and the issuance of $45.0 million of notes to certain OCI stockholders. In this acquisition, we acquired approximately 14,700 displays in 12 states.

  The Rainier Evergreen Acquisition

     On May 29, 1998, we entered into an agreement to purchase from Rainier Evergreen, Inc. or through its affiliates (i) all of the issued and outstanding common stock of American Signs, Inc., (ii) the assets of Rainier's Sun Media division and (iii) the assets of Sun Media of the Rockies, Inc. The asset purchases were completed on that date, while the stock purchase was completed in September 1998. The total purchase price was $26.5 million. This acquisition gave us a presence in Tacoma, Washington with approximately 500 displays.

  The Northwest Acquisition

     On April 30, 1998, we acquired the assets of Northwest Outdoor Advertising, L.L.C. for a cash purchase price of $68.5 million. In this acquisition, we acquired approximately 2,500 posters and 1,400 bulletin displays in the states of Washington, Montana, Oregon, Idaho, Wyoming, Nebraska, Nevada and Utah.

  The Robinson Displays Acquisition

     On December 1, 1998, we purchased 100% of the outstanding stock of Robinson Displays, Inc. for a cash purchase price of approximately $14.0 million. In this acquisition we acquired approximately 551 outdoor advertising displays in Missouri, Tennessee and Illinois.

  Other Completed Acquisitions

     From January 1, 1998 to December 1, 1998, we completed 37 additional acquisitions of outdoor advertising assets, for an aggregate price of approximately $133.3 million. These acquisitions included approximately 9,100 displays.

PENDING ACQUISITIONS

     We have entered into agreements relating to several acquisitions which are pending and have not been completed. These acquisitions are subject to various conditions including, in some cases, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the satisfaction of other customary closing conditions. We cannot be sure whether these acquisitions will be completed or, if completed, of the timing of their completion.

  The Imperial Outdoor Acquisition

     On October 29, 1998, we entered into an agreement to purchase the outdoor advertising assets of Imperial Outdoor Advertising for a cash purchase price of approximately $42.5 million. This acquisition would add approximately 1,500 outdoor advertising displays in Lincoln and Omaha, Nebraska. We currently expect that this acquisition will be completed in February 1999.

  The American Displays Acquisition

     On September 28, 1998, we entered into an agreement to purchase the outdoor advertising assets of American Displays, Inc. for a cash purchase price of approximately $16.0 million. This acquisition would add approximately 81 outdoor advertising displays in Grand Rapids, Michigan. We expect that this acquisition will be completed in January 1999.

                                  THE OFFERING

Class A common stock
offered by Lamar...........  6,000,000 shares(1)

Common stock to be
outstanding after the
  offering.................  42,160,400 shares of Class A common stock(1)(2)
                             17,999,997 shares of Class B common stock
                             60,160,397 total shares of common stock(1)(2)

Over-allotment option......  900,000 shares

Use of proceeds............  For general corporate purposes, including repayment of outstanding debt. See "Use of Proceeds" on page S-13.

Voting rights..............  The holders of the Class A common stock and the holders of the Class B common stock vote together as a single class (except as may be otherwise required by Delaware law), with each share of Class A common stock entitled to one vote and each share of Class B common stock entitled to ten votes. Each share of Class B common stock converts automatically into one share of Class A common stock upon the sale or other transfer to a person or entity other than a Permitted Transferee (as defined under "Description of Class A
                             Stock -- Voting Rights; Conversion of Class B Stock" on page 19 in the accompanying Base Prospectus). The Class A common stock and the Class B common stock otherwise have identical rights.

Nasdaq National Market
  symbol...................  LAMR
---------------

(1) This number assumes no exercise of the over-allotment option.

(2) This number does not include 2,246,043 shares of Class A common stock issuable under outstanding options granted pursuant to the Company's 1996 Equity Incentive Plan.

                   SELECTED CONSOLIDATED HISTORICAL FINANCIAL
                               AND OPERATING DATA

                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                  YEAR ENDED OCTOBER 31,             YEAR ENDED       SEPTEMBER 30,
                                          ---------------------------------------   DECEMBER 31,   -------------------
                                           1993      1994       1995       1996       1997(1)        1997       1998
                                          -------   -------   --------   --------   ------------   --------   --------
Net revenues............................  $66,524   $84,473   $102,408   $120,602     $201,062     $143,440   $201,600
Operating Expenses
  Direct advertising expenses...........   23,830    28,959     34,386     41,184       63,390       45,461     64,696
  General and administrative expenses...   19,504    24,239     27,057     29,466       45,368       32,635     43,178
  Depreciation and amortization.........    8,924    11,352     14,090     15,549       48,037       31,785     57,053
                                          -------   -------   --------   --------     --------     --------   --------
        Total operating expenses........   52,258    64,550     75,533     86,199      156,795      109,881    164,927
                                          -------   -------   --------   --------     --------     --------   --------
Operating income........................   14,266    19,923     26,875     34,403       44,267       33,559     36,673
                                          -------   -------   --------   --------     --------     --------   --------
Interest expense........................   11,502    13,599     15,783     15,441       38,230       25,760     39,357
Earnings (loss) before income taxes and
  extraordinary items...................    1,677     5,227      8,308     17,948        7,495        8,482     (3,216)
Income tax expense (benefit)(2).........      476    (2,072)    (2,390)     7,099        4,654        4,594        816
Net earnings (loss)(3)..................     (653)    7,299     10,698     10,849        2,841        3,888     (4,032)
OTHER DATA:
EBITDA(4)...............................   23,190    31,275     40,965     49,952       92,304       65,344     93,726
EBITDA margin...........................       35%       37%        40%        41%          46%          46%        46%
Capital expenditures:
  Outdoor advertising...................    2,374     4,997      6,643     12,530       23,445       15,623     32,621
  Logos.................................    2,009     2,761      1,567     13,268       10,354        6,796      5,078
Number of outdoor advertising
  displays(5)...........................   17,659    22,369     22,547     24,792       43,343       42,984     54,728
Number of logo advertising
  displays(5)...........................   13,820    18,266     24,219     52,414       68,700       68,700     71,990
Cumulative contracts for logo
  signs(5)..............................        7         7         11         15           18           18         19

                                                                 SEPTEMBER 30, 1998
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(6)
                                                              -------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................    6,224        6,224
Working capital.............................................   16,151       16,151
Total assets................................................  866,538      866,538
Total debt (including current maturities)...................  566,293      375,293
Total long-term obligations.................................  577,027      386,027
Stockholders' equity........................................  252,123      443,123

---------------

(1) In December 1996, we changed our fiscal year from October 31 to December 31.

(2) The benefit of our net operating loss carryforward was fully recognized as of October 31, 1995, resulting in the income tax expense shown for the year ended October 31, 1996 and the year ended December 31, 1997.

(3) Includes, in 1993, an extraordinary loss on debt extinguishment, net of an income tax benefit of $1.9 million.

(4) "EBITDA" is defined as operating income before depreciation and amortization. EBITDA represents a measure which management believes is customarily used to evaluate the financial performance of companies in the media industry. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income or net earnings as an indicator of our operating performance or to net cash provided by operating activities as a measure of liquidity. Not all companies calculate EBITDA in the same manner, and therefore the information provided may not be comparable to similarly titled information of other companies.

(5) As of the end of the period.

(6) Adjusted to give effect to the purchase by the underwriter of the 6,000,000 shares of Class A common stock offered hereby at a purchase price of $31.85 per share less offering expenses of $100,000.

                                  RISK FACTORS

     If you purchase shares of Lamar Class A common stock, you will take on financial risk. In deciding whether to invest, you should carefully consider the following factors, the information contained in this prospectus supplement and base prospectus and the other information that we have referred you to.

     It is especially important to keep these risk factors in mind when you read forward-looking statements. These are statements that relate to future periods and include statements about our:

     - expected operating results

     - market opportunities

     - acquisition opportunities

     - ability to compete and

     - stock price.

     Generally, the words "anticipates," "believes," "expects," "intends" and similar expressions identify such forward-looking statements. Forward-looking statements involve risks and uncertainties, and our actual results could differ materially from the results discussed in the forward-looking statements because of these and other factors.

SIGNIFICANT FIXED PAYMENTS ON OUR DEBT INCREASES UNCERTAINTY AND REDUCES FLEXIBILITY IN OPERATIONS

     We have borrowed substantial amounts of money in the past and may borrow more money in the future. At December 1, 1998, we had approximately $980 million of debt outstanding consisting of approximately $350 million in bank debt, $560 million in various series of senior subordinated notes and $70 million in various other short-term and long-term debt.

     A large part of our cash flow from operations must be used to make principal and interest payments on our debt. If our operations make less money in the future, we may need to borrow to make these payments. In addition, we finance most of our acquisitions through borrowings under our bank credit facility which has a total committed amount of $500 million in term and revolving credit loans. As of December 1, 1998, we only had approximately $100 million available to borrow under this credit facility. Since our borrowing capacity under our credit facility is limited, we may not be able to continue to finance future acquisitions at our historical rate with borrowings under our credit facility. We may need to borrow additional amounts or seek other sources of financing to fund future acquisitions. We cannot guarantee that such additional financing will be available or available on favorable terms. We also may need the consent of the banks under our credit facility, or the holders of other indebtedness, to borrow additional money.

     Some of our competitors may have less debt and, therefore, may have more flexibility to operate their businesses and use their cash flow from operations.

RESTRICTIONS IN DEBT AGREEMENTS REDUCE OPERATING FLEXIBILITY AND CREATE POTENTIAL FOR DEFAULTS

     The terms of our credit facility and the indentures relating to our outstanding notes restrict, among other things, our ability to:

     - dispose of assets

     - incur or repay debt

     - create liens and

     - make investments.

     Under our credit facility we must maintain specified financial ratios and levels including:

     - cash interest coverage

     - fixed charge coverage

     - senior debt ratios and

     - total debt ratios.

     Failure to comply with these tests may cause all amounts outstanding under the credit facility to become immediately due. If this were to occur, it would create serious financial problems for us. Our ability to comply with these restrictions, and any similar restrictions in future agreements, depends on our operating performance. Because our performance is subject to prevailing economic, financial and business conditions and other factors that are beyond our control, we may be unable to comply with these restrictions in the future.

CHANGES IN ECONOMIC AND ADVERTISING TRENDS COULD HURT OUR BUSINESS

     We sell advertising space to generate revenues. A decrease in demand for advertising space could adversely affect our business. General economic conditions and trends in the advertising industry affect the amount of advertising space purchased. A reduction in money spent on our displays could result from:

     - a general decline in economic conditions

     - a decline in economic conditions in particular markets where we conduct business

     - a reallocation of advertising expenditures to other available media by significant users of our displays or

     - a decline in the amount spent on
       advertising in general.

ELIMINATION OF TOBACCO ADVERTISING WILL REDUCE OUR REVENUES

     In November 1998, the U.S. tobacco companies and attorneys general of 8 states agreed to the terms of a new national tobacco settlement. This new proposed settlement, unlike the previous proposed settlement which collapsed in June 1998 after Congress failed to enact the required legislation, does not require federal government approval. A total of forty-six states, the District of Columbia and five territories have agreed to sign on to this new proposed settlement. Under its terms, tobacco companies will discontinue all advertising on billboards and buses in these jurisdictions. The remaining four states have already reached separate settlements of litigation with the tobacco industry. We have already removed all of our tobacco billboards and advertising in these states in compliance with the settlement deadlines.

     When the latest settlement is finalized, we estimate that all of our current revenues from tobacco advertising will come to an end in April 1999. Our revenues from tobacco advertising totaled $17.7 million for 1997 and $16.5 million for the ten-month period ended October 31, 1998. Management currently estimates based on available information that approximately $18 to $19 million in tobacco advertising revenues will be lost in 1999 as a result of this settlement.

     When fully implemented, the ban on outdoor advertising of tobacco products provided in the settlement will decrease our outdoor advertising revenues and increase our available inventory. An increase in available inventory could cause us to reduce our rates or limit our ability to raise rates. If we are unable to replace our revenues from tobacco advertising before the tobacco settlement is fully implemented, this settlement will have an adverse effect on our results of operations.

REGULATION OF OUTDOOR ADVERTISING IMPACTS OUR OPERATIONS

     Our operations are significantly impacted by federal, state and local government regulation of the outdoor advertising business.

     The federal government conditions federal highway assistance on states imposing location restrictions on the placement of billboards on primary and interstate highways. Federal laws also impose size, spacing and other limitations on billboards. Some states have adopted standards more restrictive than the federal requirements. Local governments generally control billboards as part of their zoning regulations. Some local governments have enacted ordinances which require removal of billboards by a future date. Others prohibit the construction of new billboards and the reconstruction of significantly damaged billboards, or allow new construction only to replace existing structures.

     Local laws which mandate removal of billboards at a future date often do not provide for payment to the owner for the loss of structures that are required to be removed. Certain federal and state laws require payment of compensation in such circumstances. Local laws that require the removal of a billboard without compensation have been challenged in state and federal courts with conflicting results. Accordingly, we may not be successful in negotiating acceptable arrangements when our displays have been subject to removal under these types of local laws.

     Additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past. Additional regulations or changes in the current laws regulating and affecting outdoor adverting at the federal, state or local level may have a material adverse effect on our results of operations.

CONTINUING TO GROW BY ACQUISITIONS MAY BECOME MORE DIFFICULT AND INVOLVES COSTS AND UNCERTAINTIES

     We have substantially increased our inventory of advertising displays through acquisitions. Our operating strategy involves making purchases in markets where we currently compete as well as in new markets. However, the following factors may affect our ability to continue to pursue this strategy effectively.

     - The outdoor advertising market has been consolidating, and this may adversely affect our ability to find suitable candidates for purchase.

     - We are also likely to face increased competition from other outdoor advertising companies for the companies or assets we wish to purchase. Increased competition may lead to higher prices for outdoor advertising companies and assets and decrease those we are able to purchase.

     - We do not know if we will have sufficient capital resources to make purchases, obtain any required consents from our lenders, or find acquisition opportunities with acceptable terms.

     - From January 1, 1997 to December 1, 1998, we completed 64 transactions involving the purchase of complementary outdoor advertising assets, the most significant of which was the acquisition on October 1, 1998 of Outdoor Communications, Inc. for $385.0 million. We must integrate these acquired assets and businesses into our existing operations. This process of integration may result in unforeseen difficulties and could require significant time and attention from our management that would otherwise be directed at developing our existing business. Further, we cannot be certain that the benefits and cost savings that we anticipate from these purchases will develop.

COMPETITION FROM LARGER OUTDOOR ADVERTISERS AND OTHER FORMS OF ADVERTISING COULD HURT OUR PERFORMANCE

     We cannot be sure that in the future we will compete successfully against the current and future sources of outdoor advertising competition and competition from other media. The competitive pressure that we face could adversely affect our profitability or financial performance. We face competition from other outdoor advertising companies, some of which may be larger and better financed than we are, as well as from other forms of media, including television, radio, newspapers and direct mail advertising. We must also compete with an increasing variety of other out-of-home advertising media that include advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains and buses.

     In our logo sign business, we currently face competition for state-awarded service contracts from two other logo sign providers as well as local companies. Initially, we compete for state-awarded service contracts as they are privatized. Because these contracts expire after a limited time, we must compete to keep our existing contracts each time they are up for renewal.

POTENTIAL LOSSES RESULTING FROM THE FAILURE OF OUR CONTINGENCY PLANS RELATING TO HURRICANES COULD HURT OUR BUSINESS

     Although we have developed contingency plans designed to deal with the threat posed to our advertising structures by hurricanes, we cannot guarantee that these plans will work. If these plans fail, significant losses could result.

     A significant portion of our structures is located in the Mid-Atlantic and Gulf Coast regions of the United States. These areas are highly susceptible to hurricanes during the late summer and early fall. In the past, we have incurred significant losses due to severe storms. These losses resulted from structural damage, overtime compensation, loss of billboards that could not be replaced under applicable laws and reduced occupancy because billboards were out of service.

     We have determined that it is not economical to obtain insurance against losses from hurricanes and other storms. Instead, we have developed contingency plans to deal with the threat of hurricanes. For example, we attempt to remove the advertising faces on billboards at the onset of a storm, when possible, which permits the structures to better withstand high winds during a storm. We then replace these advertising faces after the storm has passed. However, these plans may not be effective in the future and, if they are not, significant losses may result.

LOGO SIGN CONTRACTS ARE SUBJECT TO STATE AWARD AND RENEWAL

     A growing portion of our revenues and operating income come from our state-awarded service contracts for logo signs. We cannot predict what remaining states, if any, will start logo sign programs or convert state-run logo sign programs to privately operated programs. We compete with many other parties for new state-awarded service contracts for logo signs. Even when we are awarded such a contract, the award may be challenged under state contract bidding requirements. If an award is challenged, we may incur delays and litigation costs.

     Generally, state-awarded logo sign contracts have a term, including renewal options, of ten to twenty years. States may terminate a contract early, but in most cases must pay compensation to the logo sign provider for early termination. Typically, at the end of the term of the contract, ownership of the structures is transferred to the state without compensation to the logo sign provider. Of our current logo sign contracts, one is due to terminate in September 1999 and two are subject to renewal over the next two years, one in May 1999 and another in June 2000. We cannot guarantee that we will be able to obtain new logo sign contracts or renew our existing contracts. In addition, after we receive a new state-awarded logo contract, we generally incur significant start-up costs. We cannot guarantee that we will continue to have access to the capital necessary to finance those costs.

LOSS OF KEY EXECUTIVES COULD AFFECT OUR OPERATIONS

     Our success depends to a significant extent upon the continued services of our executive officers and other key management and sales personnel. Kevin P. Reilly, Jr., our Chief Executive Officer, our six regional managers and the manager of our logo sign business, in particular, are essential to our continued success. Although we have designed our incentive and compensation programs to retain key employees, we have no employment contracts with any of our employees and none of our executive officers have signed non-compete agreements. We do not maintain key man insurance on our executives. If any of our executive officers or other key management and sales personnel stopped working with us in the future, it could have an adverse effect on our business.

CONTROLLING STOCKHOLDER CAN CONTROL VOTE TO EXCLUSION OF PURCHASERS OF CLASS A COMMON STOCK

     Purchasers of the Class A common stock offered under this prospectus supplement and base prospectus will be minority stockholders. They will have no control over the management or business practices of the company. Kevin P. Reilly, Jr., our Chief Executive Officer, is the managing general partner of the Reilly Family Limited Partnership. On the date of this prospectus supplement, this partnership beneficially owns all of the outstanding shares of Class B common stock, which shares represent approximately 83.3% total voting power of the common stock as of November 30, 1998. As a result, Mr. Reilly, or his successor as managing general partner, controls the outcome of matters requiring a stockholder vote. These matters include electing directors, amending our certificate of incorporation or by-laws, adopting or preventing certain mergers or other similar transactions, such as a sale of substantially all of our assets. Mr. Reilly would also decide the outcome of transactions that could give the holders of our Class A common stock the opportunity to realize a premium over the then-prevailing market price for their shares.

     Further, subject to contractual restrictions and general fiduciary obligations, we are not prohibited from engaging in transactions with management or our principal stockholders or with entities in which members of management or our principal stockholders have an interest. Our certificate of incorporation does not provide for cumulative voting in the election of directors and, consequently, the Reilly Family Limited Partnership can elect all the directors.

CERTAIN ANTI-TAKEOVER PROVISIONS MAY MAKE IT HARDER TO SELL THE COMPANY OR AFFECT THE MARKET PRICE OF CLASS A COMMON STOCK

     Certain provisions of our certificate of incorporation and by-laws may discourage a third party from offering to purchase the company. These provisions, therefore, inhibit actions that would result in a change in control of the company. Some of these actions would otherwise give the holders of the Class A common stock the opportunity to realize a premium over the then-prevailing market price of their stock.

     These provisions may also adversely affect the market price of the Class A common stock. For example, under our certificate of incorporation we can issue "blank check" preferred stock with such designations, rights and preferences as our board of directors determines from time to time. If it is issued, this type of preferred stock could be used as a method of discouraging, delaying or preventing a change in control of the company. In addition, if we issue preferred stock, it may adversely affect the voting and dividend rights, rights upon liquidation and other rights of the holders of Class A common stock. We do not currently intend to issue any shares of this type of preferred stock, but we retain the right to do so in the future.

     Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which may discourage takeover attempts. The Reilly Family Limited Partnership, furthermore, has the voting power to approve or reject any takeover proposal.

CHANGES IN OUR STOCK PRICE COULD EXPOSE YOUR INVESTMENT TO LOSS

     From time to time, the market price for the Class A common stock may change dramatically. These changes could occur at any time and could lead to the loss of a significant amount of your investment.

     Our quarterly operating results, changes in earning estimates by analysts, changes in general conditions in our industry, in the economy, in the financial markets or other developments that affect us, could cause the market price of the Class A common stock to fluctuate substantially.

     Fluctuations in the market price of the Class A common stock may also occur because we have some degree of seasonality in our earnings and operating results. Typically, we experience our strongest financial performance in the summer and our lowest in the winter. We expect this trend to continue in the future. Because a significant portion of our expenses is fixed, a decrease in revenues in any quarter will likely produce a period to period decline in our operating performance and net earnings.

     The stock market has also experienced significant price and volume fluctuations in recent years. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to operating performance.

                                USE OF PROCEEDS

     We intend to use the net proceeds from this offering, estimated to be approximately $191.0 million after deducting estimated fees and expenses, to repay amounts currently outstanding under our bank credit facility. Of this amount, $99.0 million will be applied to the outstanding balance of our revolving credit facility and will increase the amount available for borrowing under that facility. The remaining $92.0 million will be applied to our term loan, and we will be asking our banks to agree to add that amount to the amount available under our revolving credit facility. We cannot guarantee that the banks will agree to this increase. The indebtedness being repaid under our bank credit facility was incurred primarily to finance acquisitions. Borrowings under our credit facility bear interest computed as a margin over either the Chase Prime Rate or LIBOR. LIBOR is the London Interbank Offered Rate, a commonly used reference for variable interest rates. The margins range from 0 to 75 basis points over the Chase Prime Rate and from 75 to 200 basis points over LIBOR, depending on our current ratio of debt to EBITDA for the preceding twelve months. We plan to finance the cash portion of the purchase price for acquisitions by utilizing the borrowing availability under our credit facility.

                                 CAPITALIZATION

     The following table sets forth our capitalization (i) as of September 30, 1998 and (ii) pro forma to reflect our acquisition of Outdoor Communications, Inc. on October 1, 1998, and as adjusted for the sale of Class A common stock contemplated by this prospectus supplement and our application of the net proceeds in the manner described in "Use of Proceeds." This table should be read in conjunction with the financial statements and notes thereto incorporated by reference herein.

                                                              AS OF SEPTEMBER 30, 1998
                                                              ------------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                               (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $  6,224     $    5,724
                                                              ========     ==========
Current maturities of long-term debt........................     3,950          3,950
OCI Seller Notes............................................         0         45,500
                                                              --------     ----------
          Total current debt................................     3,950         49,450
Long-term debt, less current maturities
  Bank term loan facility...................................         0        132,000
  Bank revolving credit facility............................    88,000              0
  11% Senior Secured Notes..................................     1,173          1,173
  8 5/8% Senior Subordinated Notes..........................   198,762        198,762
  9 5/8% Senior Subordinated Notes..........................   255,000        255,000
  9 1/4% Senior Subordinated Notes..........................         0        105,000
  Other long-term debt......................................     3,575          3,575
  Ten-year subordinated notes...............................    15,833         15,833
                                                              --------     ----------
          Total long-term debt, less current maturities.....   562,343        711,343
                                                              --------     ----------
Stockholders' equity (deficit)
  Class A preferred stock, $638 par value, 10,000 shares
     authorized, 5,719.49 issued and outstanding............     3,649          3,649
  Preferred stock, $0.01 par value, 1,000,000 shares
     authorized, no shares issued and outstanding...........         0              0
  Class A common stock, $0.001 par value, 75,000,000 shares
     authorized, 35,937,996 actual shares issued and
     outstanding, 41,937,996 issued and outstanding, pro
     forma, as adjusted.....................................        36             42
  Class B common stock, $0.001 par value, 37,500,000 shares
     authorized, 18,117,440 actual shares issued and
     outstanding, 18,117,440 issued and outstanding, pro
     forma, as adjusted.....................................        18             18
  Additional paid-in capital................................   283,137        474,131
  Accumulated deficit.......................................   (34,717)       (34,717)
                                                              --------     ----------
          Total stockholders' equity (deficit)..............   252,123        443,123
                                                              --------     ----------
          Total capitalization..............................  $818,416     $1,203,916
                                                              ========     ==========

                                    BUSINESS

     Lamar Advertising Company is one of the largest and most experienced owners and operators of outdoor advertising structures in the United States. We conduct a business that has operated under the Lamar name since 1902. As of November 1, 1998, we operated approximately 70,400 displays in 36 states. We also operate the largest logo sign business in the United States. Logo signs are signs located near highway exits, which deliver brand name information on gas, food, lodging, and camping services. As of November 1, 1998, we maintained over 73,500 logo sign displays in 18 states. We also operate transit advertising displays on bus shelters, bus benches and buses in several markets.

OUTDOOR ADVERTISING MARKETS

     The following table sets forth certain information as of November 1, 1998 regarding our existing primary outdoor advertising markets listed in order of net revenue by state and primary market. The number of displays is broken down into bulletins and posters, the two standardized categories of displays that we use in our outdoor advertising business. Bulletins are larger panels on which advertising copy is displayed. Bulletins generally measure approximately 14 feet high and 48 feet wide (672 square feet) and are usually located along major highways. Posters are smaller panels on which advertising copy is displayed. Posters come in two sizes: standardized posters, which generally measure 12 feet high by 25 feet wide (300 square feet); and junior posters, which generally measure 6 feet by 12 feet (72 square feet). Standardized posters are usually located on major traffic arteries, and junior posters are usually located on city streets and target pedestrian traffic.

                                                                           NUMBER OF DISPLAYS(3)
                                                              MARKET       ----------------------
STATE/PRIMARY MARKET(1)                                       RANK(2)      BULLETINS      POSTERS
-----------------------                                       -------      ---------      -------
PENNSYLVANIA
  York......................................................    103            259         1,127
  Allentown.................................................     66            263             0
  Reading...................................................    131            182           579
  Williamsport..............................................    244            202           737
  Erie......................................................    155            157           487
  Altoona...................................................    239             87         1,029
                                                                            ------        ------
          Total.............................................                 1,150         3,959
LOUISIANA
  Baton Rouge...............................................     81            408           557
  Shreveport................................................    129            340           712
  Lafayette.................................................     98            403           621
  Lake Charles..............................................    203            297           289
  Monroe....................................................    229            194           433
  New Orleans...............................................     39             63             0
  Houma.....................................................     --             62           305
  Alexandria................................................    200            166           394
  Hammond...................................................     --            198           146
  Slidell...................................................     --             46             0
                                                                            ------        ------
          Total.............................................                 2,177         3,457
TENNESSEE
  Jackson...................................................    260            161           169
  Johnson City..............................................     93            349           667
  Nashville.................................................     44            688         1,064
  Knoxville.................................................     68            861         1,033
  Clarksville...............................................     --            151           421
  Huntsville................................................    113            422           807
  Murfreesboro..............................................     --            153           343
                                                                            ------        ------
          Total.............................................                 2,785         4,504

                                                                           NUMBER OF DISPLAYS(3)
                                                              MARKET       ----------------------
STATE/PRIMARY MARKET(1)                                       RANK(2)      BULLETINS      POSTERS
-----------------------                                       -------      ---------      -------
FLORIDA
  Pensacola.................................................    123            300           678
  Lakeland..................................................    100            497           399
  Fort Myers................................................     75            144           294
  Panama City...............................................    226            299           423
  Tallahassee...............................................    165            168           264
  Fort Walton...............................................    210            213           227
  Daytona Beach.............................................     92             64           294
                                                                            ------        ------
          Total.............................................                 1,685         2,579
GEORGIA
  Atlanta...................................................     12            347             0
  Savannah..................................................    154            255           443
  Augusta...................................................    109            264           500
  Valdosta..................................................     --            289           277
  Albany....................................................    246            151           295
  Brunswick.................................................     --            136           160
  Anderson..................................................     --             97           334
  Athens....................................................     --            175           715
  Rome......................................................     --            333           404
                                                                            ------        ------
          Total.............................................                 2,047         3,128
NEW YORK
  Buffalo...................................................     41            160         1,219
  Rochester.................................................     47             79           593
  Syracuse..................................................     71             74           699
                                                                            ------        ------
          Total.............................................                   313         2,511
MISSISSIPPI
  Corinth...................................................     --            197           348
  Columbus..................................................     --            153           144
  Jackson...................................................    118            628           673
  Gulfport..................................................    137            328           380
  Meridian..................................................    266             87           113
  Hattiesburg...............................................     --            282           201
                                                                            ------        ------
          Total.............................................                 1,675         1,859
VIRGINIA
  Richmond..................................................     56            368         1,028
  Roanoke...................................................    104            258           758
                                                                            ------        ------
          Total.............................................                   626         1,786
TEXAS
  Brownsville...............................................     62            313           850
  Houston...................................................      9            256             0
  Beaumont..................................................    128            199           325
  Corpus Christi............................................    127            305           817
  Wichita Falls.............................................    236            165           153
  Laredo....................................................    207             78           355
                                                                            ------        ------
          Total.............................................                 1,316         2,500

                                                                           NUMBER OF DISPLAYS(3)
                                                              MARKET       ----------------------
STATE/PRIMARY MARKET(1)                                       RANK(2)      BULLETINS      POSTERS
-----------------------                                       -------      ---------      -------
ALABAMA
  Birmingham................................................    164            401         1,157
  Gadsden...................................................     --            184           219
  Mobile....................................................     86            820           639
  Montgomery................................................    143            412           524
  Shoals....................................................     --            151           159
  Tuscaloosa................................................    215            257           137
                                                                            ------        ------
          Total.............................................                 2,225         2,835
MICHIGAN
  Detroit...................................................      7            509             0
  Port Huron................................................     --            102           122
  Saginaw...................................................    124            301           530
  Escanaba..................................................     --            181           182
  Muskegon..................................................     --            180           305
  Traverse City.............................................     --            339           327
                                                                            ------        ------
          Total.............................................                 1,612         1,466
WEST VIRGINIA
  Wheeling..................................................    218            173           556
  Huntington................................................    140            220           510
  Bridgeport................................................     --            126           319
  Bluefield.................................................     --            325           254
                                                                            ------        ------
          Total.............................................                   844         1,639
OHIO
  Youngstown................................................     91            293           588
  Dayton....................................................     54              2           525
                                                                            ------        ------
          Total.............................................                   295         1,113
COLORADO
  Colorado Springs..........................................     94            179           349
  Denver....................................................     22            176             0
                                                                            ------        ------
          Total.............................................                   355           349
SOUTH CAROLINA
  Columbia..................................................     90            382           608

MISSOURI
  Statewide Highways........................................    N/A            856             0
  Springfield...............................................    N/A          1,297           608
  East Missouri.............................................    N/A            591           152
                                                                            ------        ------
          Total.............................................                 2,744           760
KENTUCKY
  Paducah...................................................     --            148           484
  Lexington.................................................    108            111           544
  Louisville................................................     52             33             0
                                                                            ------        ------
          Total.............................................                   292         1,028
NORTH CAROLINA
  Statewide Highways........................................    N/A            866           139
  Asheville.................................................    176            146           331
                                                                            ------        ------
          Total.............................................                 1,012           470

                                                                           NUMBER OF DISPLAYS(3)
                                                              MARKET       ----------------------
STATE/PRIMARY MARKET(1)                                       RANK(2)      BULLETINS      POSTERS
-----------------------                                       -------      ---------      -------
WISCONSIN
  Eau Claire................................................    231             40           130

MINNESOTA
  Duluth....................................................    216            311           359
  St. Cloud.................................................    214            376           371
                                                                            ------        ------
          Total.............................................                   687           730
KANSAS
  Kansas City...............................................     26            277           777

ARIZONA
  Phoenix...................................................     17            134             0

CALIFORNIA
  Sacramento................................................     27             59             0

MONTANA
  Billings..................................................    242            480           632

WASHINGTON
  Spokane...................................................     87            105           664
  Tacoma....................................................     13            104           448
                                                                            ------        ------
          Total.............................................                   209         1,112
IDAHO
  Boise.....................................................    126            264           843

WYOMING
  Casper....................................................    267            482           513

SOUTH DAKOTA
  Rapid City................................................    250            622           279

IOWA
  Davenport/Quad Cities.....................................    132             64           759
  Cedar Rapids..............................................    199             31           175
                                                                            ------        ------
          Total.............................................                    95           934
ILLINOIS
  Rockford..................................................    147            110           347
  Decatur...................................................     --            263           332
                                                                            ------        ------
          Total.............................................                   373           679
          TOTAL.............................................                27,257        43,180
                                                                            ======        ======

STATE-AWARDED SERVICE CONTRACTS FOR LOGO SIGNS

     The following table sets forth certain information regarding our logo sign business operations.

                                        # OF LOGO
 YEAR                                     SIGN
AWARDED         SERVICE CONTRACT        DISPLAYS
-------         ----------------        ---------
1989      Nebraska(4).................      811
1989      Oklahoma....................    1,569
1990      Utah........................    1,864
1991      Missouri(5).................    8,642
1992      Ohio(4).....................    6,075
1993      Texas.......................    4,202
1993      Mississippi.................    3,262
1995      Georgia.....................   10,872
1995      Minnesota...................    2,925
1995      South Carolina..............    3,293

                                        # OF LOGO
 YEAR                                     SIGN
AWARDED         SERVICE CONTRACT        DISPLAYS
-------         ----------------        ---------
1996      Virginia....................    8,179
1996      Michigan(4).................    1,505
1996      Tennessee...................    4,676
1996      Kansas......................    2,374
1996      New Jersey..................    1,372
1996      Florida.....................    6,103
1996      Kentucky(4).................    5,116
1996      Nevada......................      714
1998      Ontario(6)..................        0
                                         ------
          Total.......................   73,554
                                         ======

---------------

(1) Includes additional or outlying markets served by the office in the applicable market.

(2) Indicates the Winter 1998 Arbitron Radio Metro Market ranking for the market within which the office is located. We believe that Metro Market ranking, which ranks according to population of persons 12 years or older the largest 267 markets in the U.S., is a standard measure of market size used by the media industry. Where no market ranking is shown, such market is not ranked by Arbitron.

(3) The display count is as of September 30, 1998 pro forma for all acquisitions completed as of November 1, 1998.

(4) Excludes tourist-oriented directional logo signs we operate pursuant to our state-awarded service contracts.

(5) Service contract held by a 66.7% owned partnership.

(6) We were awarded the contract to provide logo signs in Ontario in November 1998 and have not yet erected any logo signs. We have operated tourist-oriented directional logo signs in Ontario since 1996, but these signs are not reflected in this number.

                                   MANAGEMENT

     The executive officers and directors of the Company as of December 1, 1998 were as follows:

NAME                                        AGE                     TITLE
----                                        ---                     -----
Kevin P. Reilly, Jr.......................  44    Chairman, President, Chief Executive
                                                  Officer and Director
Keith A. Istre............................  46    Chief Financial Officer, Treasurer and
                                                  Director
Charles W. Lamar, III.....................  50    General Counsel, Secretary and Director
Gerald H. Marchand........................  68    Vice President, Regional Manager of Baton
                                                  Rouge Region, and Director
T. Everett Stewart, Jr. ..................  44    President of Interstate Logos, Inc., a
                                                  subsidiary of the Company, and Director
Jack S. Rome, Jr. ........................  50    Director
William R. Schmidt........................  47    Director

     Kevin P. Reilly, Jr. has served as the Company's President and Chief Executive Officer since February 1989 and as a director of the Company since February 1984. Mr. Reilly served as President of the Company's Outdoor Division from 1984 to 1989. Mr. Reilly, an employee of the Company since 1978, has also served as Assistant and General Manager of the Company's Baton Rouge Region and Vice President and General Manager of the Louisiana Region. Mr. Reilly received a B.A. from Harvard University in 1977.

     Keith A. Istre has been Chief Financial Officer of the Company since February 1989 and a director of the Company since February 1991. Mr. Istre joined the Company as Controller in 1978 and became Treasurer in 1985. Prior to joining the Company, Mr. Istre was employed by a public accounting firm in Baton Rouge from 1975 to 1978. Mr. Istre graduated from the University of Southwestern Louisiana in 1974 with a degree in accounting.

     Charles W. Lamar, III joined the Company in 1982 as General Counsel and has been a director of the Company since June 1973. Prior to joining the Company, Mr. Lamar maintained his own law practice and was employed by a law firm in Baton Rouge. Mr. Lamar received a B.A. in Philosophy from Harvard University in 1971, an M.A. in Economics from Tufts University in 1972 and a J.D. from Boston University in 1975.

     Gerald H. Marchand has been Regional Manager of the Baton Rouge Region, which encompasses operations in Louisiana, Mississippi and Texas, since 1988 and a director of the Company since 1978. He began his career with the Company in leasing and went on to become President of the Outdoor Division. He has served as General Manager of the Lake Charles and Mobile operations. Mr. Marchand received a Masters in Education from Louisiana State University in 1955.

     T. Everett Stewart, Jr. has been President of Interstate Logos, Inc. since 1988, and has recently been named a director. He served as Regional Manager of the Company's Baton Rouge Region from 1984 to 1988. Previously, he served the Company as Sales Manager in Montgomery and General Manager of the Monroe and Alexandria operations. Before joining the Company in 1979, Mr. Stewart was employed by the Lieutenant Governor of the State of Alabama and by a United States Senator from the State of Alabama. Mr. Stewart received a B.S. in Finance from Auburn University in 1976.

     Jack S. Rome, Jr. has been a director of the Company since 1974. Since 1988, Mr. Rome has been President of No Fault Industries, Inc., a construction company specializing in outdoor recreational facilities. Mr. Rome has also served as President of Jack Rome, Jr. & Associates, Inc., a management consulting company, since October 1987. Mr. Rome served the Company in various capacities from 1975 to 1986. Mr. Rome received his B.S. in accounting from Southeastern Louisiana University in 1971.

     William R. Schmidt became a director of the Company in 1994. He is an officer of Pacific Life Insurance Company in its Securities Department, where he has been employed since 1990. He has a B.S. in Finance from Pennsylvania State University and an MBA from the Amos Tuck School of Business at Dartmouth College.

     Kevin P. Reilly, Jr. and Charles W. Lamar, III are cousins.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), Morgan Stanley & Co. Incorporated as the underwriter has agreed to purchase, and the Company has agreed to sell to it, 6,000,000 shares of the Company's Class A common stock.

     The Underwriting Agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares of Class A common stock offered by this prospectus supplement are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of Class A common stock offered by this prospectus supplement (other than those covered by the underwriter's over-allotment described below) if any such shares are taken.

     The underwriter may sell all or a substantial portion of the shares of Class A common stock in one or more transactions (which may involve block transactions) on the Nasdaq National Market, in negotiated transactions or otherwise. The underwriter may also distribute shares of Class A common stock from time to time in special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of the Nasdaq National Market, in the over-the-counter market, in negotiated transactions through the writing of options on the shares of Class A common stock (whether such options are listed on an options exchange or otherwise), or in a combination of such methods at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The underwriter may execute such transactions by selling shares of Class A common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or the purchasers of such shares of Class A common stock for whom they may act as agents or to whom they may sell as principal.

     In connection with the sale of the shares of Class A common stock, the underwriter will receive compensation in the form of commissions or discounts and may receive compensation from purchasers of the shares of Class A common stock for whom they may act as agent or to whom they may sell as principal in the form of commissions or discounts, in each case in amounts which will not exceed those customary in the types of transactions involved.

     Pursuant to the Underwriting Agreement, the Company has granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 900,000 additional shares of Class A common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriter may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus supplement. To the extent such option is exercised, the underwriter will become obligated, subject to certain conditions, to purchase such additional shares of Class A common stock.

     Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated it will not, during the period ending 90 days after the date of this prospectus supplement, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (a) the sale of shares of Class A common stock to the underwriter, (b) the issuance by the Company of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriter have been advised in writing, (c) transactions by any person other than the Company relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares of Class A common stock, (d) bona fide gifts or distributions without consideration or (e) certain transfers which occur by operation of law.

     In order to facilitate the offering of the Class A common stock, the underwriter may over-allot in connection with the offering, creating a short position in the Class A common stock for its own account. In addition, to cover over-allotments, the underwriters may bid for, and purchase, shares of Class A common stock in the open market.

     These activities may maintain the market price of the Class A common stock above independent market levels. The underwriter is not required to engage in these activities, and may end these activities at any time.

     The Company and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts, counsel to Lamar, is giving Lamar an opinion on the validity of the shares covered by this prospectus supplement. Certain matters will be passed upon for the underwriter by Chadbourne & Parke LLP, New York, New York.